UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)

Under the Securities Exchange Act of 1934

PARAMOUNT GOLD AND SILVER CORP.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

69924P102

 (CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York NY 10036
(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69924P102

1.	Names of Reporting Persons. FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 28,000,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 28,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.5%
14.	Type of Reporting Person CO

CUSIP No. 69924P102

1.	Names of Reporting Persons. ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 28,020,000
	9.	SOLE DISPOSITIVE POWER —
	10.	SHARED DISPOSITIVE POWER 28,020,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,020,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.5%
14.	Type of Reporting Person IN

The Statement on Schedule 13D dated and filed March 23, 2009, as amended by Amendment No. 1 dated and filed May 28, 2009, Amendment No. 2 dated and filed July 21, 2009, Amendment No. 3 dated and filed August 6, 2009, Amendment No. 4 dated and filed August 6, 2009, by Amendment No. 5 dated and filed September 23, 2009 and Amendment No. 6 dated and filed October 19, 2009 (as so amended, the “Statement”), filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), and Albert D. Friedberg (collectively with FCMI, the “Filing Persons”), relating to the common stock, $0.001 par value (the “Common Shares”), of Paramount Gold and Silver Corp., a Delaware corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 7.  Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by the addition of the following information:

The purchase price for the 3,000,000 Common Shares of the Issuer purchased by FCMI and reported herein was CDN$ 1.05 per share, for a total purchase price of CDN$ 3,150,000.00.  FCMI utilized funds from its working capital to make the purchase.

The shares acquired by the Buckingham Foundation described in Item 5 were donated to that Foundation as a charitable gift.  The donor is a cousin of Mr. Friedberg but is otherwise unaffiliated with either of the Filing Persons.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following information:

FCMI acquired the additional 3,000,000 Common Shares reported in this Schedule 13D (Amendment No. 7) for investment based on its evaluation of the Company's business and prospects and the Common Shares, and in light of the present excess of the current market price for the Common Shares over the exercise price of the Warrants.  Future actions by the Filing Persons with respect to their investment in the Issuer will be determined by reference to the considerations described in Item 4 of this Statement as originally filed.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended by the addition of the following information:

The 3,000,000 Common Shares reported in this Schedule 13D (Amendment No. 7) by FCMI were acquired by FCMI in a private purchase directly from the Issuer upon FCMI’s exercise of Warrants acquired from the Issuer in March 2009, as reported by the Filing Persons at that time.  On June 18, 2010, FCMI transmitted to the Issuer a Subscription Form for the purchase of 3,000,000 Warrant Shares at the Warrant exercise price of CDN$1.05 per share, for a total subscription price of CDN $3,150,000.00.  On June 22, 2010, FCMI, FCMI wired the subscription price to the Issuer, thereby completing the purchase of 3,000,000 Warrant Shares.

On April 27, 2010, the Buckingham Foundation, a charitable foundation organized under the law of the Province of Ontario, Canada, received a gift of 20,000 Common Shares of the Issuer. Mr. Friedberg, Mrs. Nancy Friedberg, the wife of Mr. Friedberg, and Mr. Henry D. Fenig, a director and Executive Vice President of FCMI, are each trustees of the Buckingham Foundation.  As trustees, Mr. Friedberg, Mrs. Friedberg and Mr. Fenig, together with the fourth trustee, collectively exercise voting and dispositive power over the Common Shares of the Issuer held by the Buckingham Foundation.

The final paragraph of Item 5 of the Statement is amended and restated to read in its entirely as set forth below:

On the date of this Schedule 13D (Amendment No. 7), FCMI is the record and beneficial owner of 28,000,000 Common Shares, constituting approximately 23.5% of the Issuer’s issued and outstanding Common Shares.  Such percentage beneficial ownership has been determined in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended, as if 119,069,581 Common Shares were outstanding.  Common Shares outstanding was computed by adding to 107,069,581 Common Shares outstanding, as reported by the Issuer in its Form 10-Q/A filed June 17, 2010: (i) the 3,000,000 Common Shares issued to FCMI upon its exercise of the Warrants, as reported herein, plus (ii) 9,000,000 Common Shares issuable upon exercise of the remaining Warrants owned by FCMI.  Of such 28,000,000 Common Shares beneficially owned by FCMI, 19,000,000 Common Shares are presently issued and outstanding and owned by FCMI and 9,000,000 Common Shares are issuable upon exercise of the Warrants.  Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the ultimate beneficial owner of all of the Common Shares beneficially owned by FCMI.  By virtue of their positions as trustees of the Buckingham Foundation, Mr. Friedberg and Mr. Fenig may be considered to share the power to direct the vote and disposition of the 20,000 Common Shares owned by the Buckingham Foundation.  Except for Mr. Friedberg’s beneficial ownership of the Common Shares owned by FCMI, and Mr. Friedberg’s and Mr. Fenig’s positions as trustees of the Buckingham Foundation, none of the directors or officers of FCMI beneficially owns any Common Shares.  Except as reported in this Schedule 13D (Amendment No. 7), neither FCMI nor any of its officers or directors has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D (Amendment No. 7).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended by the addition of the following information:

On January 6, 2010 the Lockup Agreement described in Item of 6 of this Schedule 13D (Amendment No. 6) expired in accordance with its terms.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2010
FCMI FINANCIAL CORPORATION

By:	/s/ Henry Fenig
Name:	Henry Fenig
Title:	Executive Vice President

/s/ Albert D. Friedberg
Albert D. Friedberg